NO Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/22/13

DIVISION OF
CORPORATION FINANCE



13000724

Received SEC
MAR - 7 2013
Washington, DC 20549

March 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2013

Dear Ms. Ising:

This is in response to your letter dated January 22, 2013 concerning the shareholder proposal submitted to ExxonMobil by the Province of St. Joseph of the Capuchin Order. We also have received a letter on the proponent's behalf dated February 27, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

March 7, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2013

The proposal requests that a committee of independent members of ExxonMobil's board of directors review the exposure and vulnerability of ExxonMobil's facilities and operations to climate risk and issue a report to shareholders.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in ExxonMobil's proxy materials for meetings held in 2011, 2009, and 2008 and that the 2011 proposal received less than 10 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Jessica Dickerson
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 27, 2013

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and which has submitted a shareholder proposal to Exxon, to respond to the letter dated January 22, 2013, sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher LLP on behalf of the Company, in which Exxon contends that the Proponent's shareholder proposal may be excluded from the Company's year 2013 proxy statement by virtue Rule14a-8(i)(12)(iii).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Exxon's year 2013 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests the Company to report on the vulnerability of the Company's *own facilities* to climate change.

RULE 14a-8(i)(12)(iii)

The Company claims that the Proponent's shareholder proposal deals with substantially the same subject matter as three previous proposals that appeared on Exxon's proxy statement in 2008, 2009 and 2011.

The Proponent's shareholder proposal does not deal with substantially the same subject matter as do the 2008 and 2009 proposals (hereinafter referred to as the "earlier proposals"). Those earlier proposals dealt with the effect that Exxon's own operations have on the external world. The current proposal deals with how climate change will affect the facilities and operations of the Company itself. Thus, the earlier proposals look at the risks that Exxon is creating for others, while the Proponent's proposal deals with the risks to which the Company itself is exposed. Thus the Proponent's shareholder proposal does not have the same "principal thrust" or "principal focus" as did the earlier proposals.

The fact that the underlying cause creating both sets of risks is climate change does not mean that they deal with substantially the same subject matter, any more than two proposals dealing with the format of the proxy card concern substantially the same subject matter, even when the current proposal again suggested one of the two changes that the earlier proposal had suggested. *Wm. Wrigley, Jr. Company* (December 13, 2004). Similarly, in *Mattel, Inc.* (March 24, 2008) a proposal requesting a report on the "safety and the quality of [the registrant's] products as well as about the working conditions under which they are manufactured" was not substantially the same subject matter as a prior proposal that dealt only with safety issues. It is therefore apparent from these Staff letters that the fact that there is some overlap in the concerns motivating two proposals (e.g., in the instant case that both risks result from climate change) does not establish that the registrant has met its burden of proof of showing that they both deal with substantially the same subject matter.

Even more telling, the Staff has opined that two shareholder proposals concerning equal employment opportunity did not deal with substantially the same subject matter when they covered different portions of the registrant's work force. *Wal-Mart Stores, Inc.* (April 3, 2002); *Wal-Mart Stores, Inc.* (April 11, 2000); *Chris-Craft Industries, Inc.* (February 12, 1997). Equally dramatic was the refusal of the Staff to find that two shareholder proposals concerning oil and gas drilling in the Arctic National Wildlife Refuge did not deal with substantially the same subject matter because "the present proposal requests an environmental impact statement study on the results of such operations rather than their immediate cessation." *Chevron Corporation* (February 29, 2000). There are numerous similar Staff decisions. See, e.g. *Proctor and Gamble Company* (two proposals concerning coffee purchases from suppliers in El Salvador); *V.F. Corporation* (February 21, 1991 (all proposals concerned the registrant's operations in Ireland); *Emerson Electric Co.* (October 26, 1990) (both proposals dealt with military contracting); *Emerson Electric Co.* (October 24, 1989) (same); McDonald Douglas Corporation (February 29, 1984); (same); *Loews Corporation* (February 22, 1999) (both proposals resulted from concern about teen smoking); *American Brands, Inc.* (January 6, 1995) (both proposals would have resulted in the registrant getting out of the tobacco business); *Chevron Corp* (February 11, 1998) (proposal on toxic chemicals releases not the same subject matter as request for information about environmental and safety hazards at each facility).

In summary, the Proponent's shareholder proposal concerns an assessment of entirely different risks than did the earlier proposals. Thus the principal thrust of the earlier proposals is entirely different than the thrust of the Proponent's shareholder proposal. Consequently, the Company has failed to carry its burden of establishing the applicability of Rule 14-8(i)(12(iii).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Elizabeth A. Ising
Fr. Michael Crosby
Steve Viederman
Donald Kirshbau
Laura Berry

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 22, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the Province of St. Joseph of the Capuchin Order
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") received from the Province of St. Joseph of the Capuchin Order (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: ExxonMobil shareholders request that a committee of independent members of the Board of Directors review the exposure and vulnerability of our company's facilities and operations to climate risk and issue a report to shareholders (at reasonable cost and omitting proprietary information) that reviews and estimates the costs of the disaster risk management and adaptation steps the company is taking, and plans to take, to reduce exposure and vulnerability to climate change and to increase resilience to the potential adverse impacts of climate extremes.

A copy of the Proposal, as well as the correspondence that accompanied it when it was submitted, is attached to this letter as Exhibit A. A copy of all correspondence regarding the Proposal is attached to this letter as Exhibit B.[1]

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2008, 2009 and 2011 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

---

[1] The Proposal, which was received on December 6, 2012, is the third version of a shareholder proposal that was initially received on November 5, 2012 and initially revised on November 6, 2012. Another entity, the School Sisters of Notre Dame Cooperative Investment Fund, also submitted the November 6, 2012 version of the proposal but withdrew it on December 7, 2012. *See* Exhibit B.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Background.

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a ***consideration of the substantive concerns*** raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983) (emphasis added).

As the Commission instructed, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) and *Bank of America Corp.* (avail. Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a shareholder proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for its use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in its research work—but the Staff agreed with the company that the substantive issue underlying all of these proposals was a concern for animal welfare and therefore found the proposal to be excludable. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

In addition, the Staff has concurred in the exclusion of shareholder proposals despite the proposals differing in scope from the prior proposals. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

B. The Proposal Deals With Substantially The Same Subject Matter As At Least Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

Similar to the Proposal, the Company has within the past five years included in its proxy materials at least three shareholder proposals requesting a committee or task force to study and report on the perceived threats of climate change and to address what steps the Company should take to address those threats.

- The Company included a shareholder proposal submitted by the Proponent in its 2011 proxy materials, filed on April 13, 2011 (the "2011 Proposal," attached as Exhibit C), that requested that the Board "establish a Committee of independent and Company experts in climate and technology to make recommendations and report to shareholders within six months of the annual meeting (barring competitive information and disseminated at a reasonable expense), on how ExxonMobil, within reasonable timeframes, can become the recognized industry leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company at every level of its operation."

- The Company included a shareholder proposal in its 2009 proxy materials, filed on April 13, 2009 (the "2009 Proposal," attached as Exhibit D), that requested that the Board "establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

- The Company included a shareholder proposal in its 2008 proxy materials, filed on April 10, 2008 (the "2008 Proposal," attached as Exhibit E), that was substantially identical to the 2009 Proposal, including all of the language quoted above.

As discussed below, the Proposal concerns substantially the same subject matter as the 2011 Proposal, the 2009 Proposal and the 2008 Proposal (collectively, the "Previous Proposals"). All of these proposals express similar "substantive concerns" regarding the perceived threats posed by climate change and call for a committee to study and report on the steps the Company should take in response to these threats. In particular, each proposal describes purported dangers or risks associated with climate change, and each requests that a committee analyze and report on these dangers or risks. Also, each proposal alleges that carbon-based energy sources are causing climate change, and each calls on the Company to reduce its reliance on such energy sources and to take steps to alleviate the dangers and risks associated with climate change.

The Proposal's supporting statement notes that the Company's 2012 Energy Outlook Report predicts "continuing increases in carbon dioxide (CO2) emissions until 2030." The supporting statement then mentions the "Company's commitment to continue until 2040 its present business model focusing almost exclusively on the production and marketing of fossil fuels," also pointing out that the Energy Outlook Report "does not describe how the Company will address the multiple physical and societal risks we face from a changing climate." The supporting statement next states that the risks "associated with such dependency on fossil fuels are increasingly evident" and quotes the OECD's Report titled "Environmental Outlook to 2050: The Consequences of Inaction" for the proposition that "more ambitious policies" are needed to "have at least a 50% chance of stabilizing the climate at a 2-degree Celsius global average temperature increase." The supporting statement then quotes the International Panel on Climate Change's statement that the "character and severity of impacts from climate extremes depend not only on the extremes themselves but also on exposure and vulnerability." The supporting statement concludes by contending that "[a]s a country we do not have 'engineering solutions' at hand for the climate change crisis the nation already faces; yet the urgency is to act now." The Proposal's resolution then requests that the Board establish a "committee of independent members of the Board of Directors" to "issue a report to shareholders . . . that reviews and estimates the costs of the disaster risk management and adaptation steps the company is taking, and plans to take, to reduce exposure and vulnerability to climate change."

The 2011 Proposal's supporting statement noted that "the International Energy Agency warned about the 'dangerous increase in global temperatures and sharply higher oil and gas bills for consuming nations' if the world doesn't change its present fossil fuel-based energy economy," and it alleged that the Company had an "ongoing commitment to continued concentration on fossil fuel production." It further criticized the Company for "'continuing on today's energy path'" and accused the Company of not "concretely pursu[ing] sustainability." The resolution requested that the Board establish a committee to look at, and provide a report on, how the Company can "become the recognized industry leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company."

Both the 2009 Proposal and the 2008 Proposal requested that the Company establish a task force to "investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities . . . and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies." The supporting statements stated that the "costs of unabated climate change could be very severe and globally disruptive" and predicted that developing countries and poor communities "are going to be the worst hit." The 2009 Proposal and the 2008 Proposal then pointed out the "painful paradox" that, while the Company is forecasting that poor economies will "contribute the largest increase in energy use," such increase in energy use will only hasten the "devastating consequences" on these economies if the energy the Company supplies to them "continues to rely on the sale of hydrocarbon energy." Each then criticized the Company's current business model, which it described as involving a "slow course in exploring and promoting low carbon or carbon-free energy technologies."

As illustrated above, the Proposal and the Previous Proposals express similar "substantive concerns" regarding climate change, and likewise call for a committee to study and report on the steps the Company should take in response to the perceived threats associated with climate change. The fact that the 2009 Proposal and 2008 Proposal focus on the consequences for "emerging countries" and "poor communities," while the Proposal addresses worldwide issues, is irrelevant pursuant to Staff precedent. The Proposal refers to global issues, such as "global energy demand," "societal risks" and "stabilizing the . . . global average temperature," and this lack of a geographic limitation causes the Proposal to address climate change issues worldwide, including in the "emerging countries" and "poor communities" addressed by the 2009 Proposal and the 2008 Proposal. As illustrated by the *Exxon Mobil*, *Dow Jones* and *General Motors* precedent cited above, the Staff has concurred in the exclusion of shareholder proposals that varied in scope from previously submitted proposals. For example, in *General Motors*, the Staff concurred that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as a previous proposal relating to both China and the Soviet Union. The difference in scope between the Proposal on the one hand, and the 2009 and 2008 Proposals on the other hand, is thus irrelevant pursuant to Staff precedent.

Likewise, the Proposal and the Previous Proposals deal with substantially the same subject matter despite the fact that their precise terms differ somewhat. The Staff has, on repeated occasions, permitted the exclusion under Rule 14a-8(i)(12) of shareholder proposals that requested reports or the establishment of committees on related topics even though the specific information to be covered by each report varied. For example, in *Bank of America Corp.* (avail. Dec. 22, 2008), the Staff concurred in excluding a shareholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different detail to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the company's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were different with respect to the subjects covered or their frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12).

Notably, each of the Proposal and the Previous Proposals express similar "substantive concerns" regarding climate change, and likewise call for a committee to study and report on the steps the Company should take in response to the perceived threats of climate change. Like in *Bank of America,* while the specific requests vary between the Proposal and the Previous Proposals, the substantive concerns being expressed are the same.

C. *The Shareholder Proposal Included In The Company's 2011 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on May 31, 2011, which states the voting results for the Company's 2011 Annual Meeting of Shareholders and is attached as Exhibit F, the 2011 Proposal received 6.12% of the vote at the Company's 2011 Annual Meeting of

Shareholders.[2] Thus, the 2011 Proposal failed to meet the required 10% threshold at the 2011 meeting, so the Proposal is excludable under Rule 14a-8(i)(12)(iii).

For the foregoing reasons, the Company may exclude the Proposal from its 2013 Proxy Materials under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Rev. Michael H. Crosby, OFMCap., Province of St. Joseph of the Capuchin Order

101436746.8

[2] The 2011 Proposal received 2,473,137,404 "against" votes and 161,083,010 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

GIBSON DUNN

EXHIBIT A

// CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
FAX: 414-375-7142

David S Rosenthal, Vice President, Investor Relations and Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Sent by FedEx and Email December 5, 2012

Dear David:

Thank you for your email accepting the withdrawal of our resolution submitted November 5, 2012 and then rewritten and submitted November 6, 2012. We do not want to do anything that might not highlight the need for creating emission reduction targets for ExxonMobil, as the resolution requests.

This notwithstanding, we believe that ExxonMobil, along with all companies, will soon be finding itself in a critical risk situation given the ever-increasing data indicating problems connected with climate change. Hence the attached resolution.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this same stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 5, 2012. This resolution is being filed jointly by the Province of St. Joseph of the Capuchin Order and the Reynolds Foundation.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Echoing what you wrote about dialogue related to the emissions reduction, I hope we might be able to find ways to address the concerns in this resolution in a way that would lead us to find the issue resolved in a satisfactory way.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
enc.

RECEIVED
DEC 06 2012
D.G. HENRY

RECEIVED
DEC 06 2012
D.G. HENRY

ExxonMobil Climate Risk

WHEREAS, ExxonMobil's 2012 Energy Outlook projects increases in global energy demand by 30% by 2040 compared to 2010, including continuing increases in carbon dioxide (CO_2) emissions until 2030. The same Report also outlines the Company's commitment to continue until 2040 its present business model focusing almost exclusively on the production and marketing of fossil fuels. However, the Report does not describe how ExxonMobil will address the multiple physical and societal risks we face from a changing climate.

However, the risks noted below associated with such dependency on fossil fuels are increasingly evident:

The OECD's report "Environmental Outlook to 2050: The Consequences of Inaction" states that: "without more ambitious policies, the Baseline projects that atmospheric concentrations of GHGs would reach almost 685 parts per million (ppm) CO_2-equivalents by 2050. This is well above the concentration level of 450 ppm required to have at least a 50% chance of stabilizing the climate at a 2-degree Celsius global average temperature increase."

The 2012 Special Report of the International Panel on Climate Change "Managing the Risks of Extreme Events and Disasters to Advance Climate Change Adaptation" states: "The character and severity of impacts from climate extremes depend not only on the extremes themselves but also on exposure and vulnerability. ...Disaster risk management and adaptation to climate change focus on reducing exposure and vulnerability and increasing resilience to the potential adverse impacts of climate extremes, even though risks cannot fully be eliminated."

Similar data from the International Energy Agency and Massachusetts Institute of Technology also warn of significant consequences stemming from continued fossil fuel burning. Similarly, before Hurricane Sandy, the world's largest reinsurance company, Munich Re, linked severe weather to human-caused climate change.

After Superstorm Sandy, a *Bloomberg Businessweek* cover featured a flooded city street under a banner headline declaring: "It's Global Warming, Stupid." It declared: "To limit the costs of climate-related disasters, both politicians and the public need to accept how much they're helping to cause them" (November 5-11, 2012).

While acknowledging global warming and fossil fuel's contribution to climate change, CEO Rex Tillerson stated (06.27.12): "We have spent our entire existence adapting. We'll adapt." He argued: "it's an engineering problem and there will be an engineering solution." As a country we do not have "engineering solutions" at hand for the climate change crisis the nation already faces; yet the urgency to act is now.

RESOLVED: ExxonMobil shareholders request that a committee of independent members of the Board of Directors review the exposure and vulnerability of our company's facilities and operations to climate risk and issue a report to shareholders (at reasonable cost and omitting proprietary information) that reviews and estimates the costs of the disaster risk management and adaptation steps the company is taking, and plans to take, to reduce exposure and vulnerability to climate change and to increase resilience to the potential adverse impacts of climate extremes.

GIBSON DUNN

EXHIBIT B

t. DGH

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
FAX: 414-271-0637
Cell: 414-406-1265
MikeCrosby@aol.com

November 5, 2012



RECEIVED BY
OFFICE OF THE CHAIRMAN
NOV 06 2012
Routed For Action to:
Informational Copy to:



RECEIVED
NOV 07 2012
D. S. ROSENTHAL

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

On June 30, 2012, through David S. Rosenthal, I sent you an email noting my concern about your remarks June 27 at the Council on Foreign Relations that we would find engineering solutions to the problems associated with climate change and the continued burning of fossil fuels which you have acknowledged as contributory factors in climate change. I have never received a response. This has contributed to my decision to file the enclosed resolution with its concerns about the risks the Company may face for its policies and practices that are contributing to the climate disasters our nation now is experiencing and which Munich Re says will be continuing in the future.

This resolution echoes a key issue raised in our Province's resolution last year (which we withdrew to protect the resolution on emissions reduction goals): the findings of the IEA and MIT which show the climate risks associated with continuing on the path of fossil fuels. As you know, I have been addressing these concerns at the last two annual meetings either inside or outside with Company executives. I have not received forthcoming responses and explanations.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 5, 2012.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I look forward to continued dialogues on this issue and hope that things might move in a way that would bring about a mutually beneficial outcome.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
enc.

RECEIVED
NOV 6 2012
D. G. HENRY

RECEIVED
NOV 6 2012
D. G. HENRY

2013 XOM Shareholder Resolution:

Create a Climate Consequences Task Force on the Risks Involved in Fossil Fuel-Aggravated Climate Change

WHEREAS, following reputable scientific bodies, this shareholder resolution's proponents believe our climate disasters are aggravated by our nation's over-dependence on fossil fuels. The resulting financial crises experienced by corporations and citizens range from droughts in Texas and the Midwest to devastating storms on the East coast. Even before Hurricane Sandy, the world's largest reinsurance company, Munich Re, released "Severe Weather in North America" (10.17.12) linking severe weather to human-caused climate change. After Sandy a *Bloomberg Businessweek* cover featured a flooded city street under a banner headline declaring: "It's Global Warming, Stupid." It declared: "To limit the costs of climate-related disasters, both politicians and the public need to accept how much they're helping to cause them" (11.5-11.12). Because of its ongoing efforts to influence public policy promoting an almost-exclusive energy sourcing based on fossil fuels, this resolution's proponents believe the *Businessweek* statement applies uniquely to ExxonMobil, thus opening it to risks that may negatively impact shareholder value.

Through its lobbying and trade associations ExxonMobil fights efforts to stop subsidies for fossil fuels or balance these with alternative energy subsidies. During the 2012 elections, *The Wall Street Journal* reported ExxonMobil was part of an industry effort "to persuade a majority of Americans to support expanded oil drilling, hydraulic fracturing and pipeline construction including the Keystone XL Pipeline" (10.26.12). Before that (09.14.12) *The New York Times* stated: "with nearly two months before Election Day on Nov. 6, estimated spending on television ads promoting coal and more oil and gas drilling or criticizing clean energy has exceeded $153 million" in 2012. It stated: "The American Petroleum Institute, backed by the nation's largest oil and gas companies," was the top energy spender. As of this resolution's filing, ExxonMobil has not responded to shareholder requests that it address its involvement in this campaign.

This resolution's main proponent has asked XOM to initiate changes in its energy mix to remediate the data of the International Energy Agency and Massachusetts Institute of Technology. These detail the climate devastation (already being experienced) associated with continued fossil fuel use. XOM has ignored such requests. While acknowledging global warming and fossil fuel's contribution to climate change, Rex Tillerson stated June 27, 2012: "We have spent our entire existence adapting. We'll adapt." He argued: "it's an engineering problem and there will be an engineering solution."

Because no "engineering solution" from ExxonMobil or others offers us remediation of the "engineering problems" arising from the fossil fuel-aggravated climate change crises *we already face now . . .*

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Consequences Task Force with a majority of outside business, insurance and climate change experts to study how ExxonMobil should factor climate change into its models for measuring, pricing, and distributing risk if it continues using its current business model that depends almost exclusively on fossil fuel production. Barring competitive information, it shall share its conclusions with requesting shareholders and citizens at reasonable cost by January 1, 2014.

From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Tuesday, November 06, 2012 12:35 PM
To: Rosenthal, David S
Subject: Refiling Shareholder Resolution

Dear David,
Last evening I sent Rex Tillerson a shareholder resolution for inclusion in the proxy materials for ExxonMobil's next year's annual meeting.
However I see that I did not follow ExxonMobil's way of determining wordage that includes dollar signs, dashes, etc.
So today I will be sending another overnight mailing to Mr. Tillerson withdrawing yesterday's filing, along with a new filing letter and new shareholder resolution for inclusion in next year's proxy materials.
As you can see from the attached letter and resolution here, much of this was impacted by my sense that the Company has not taken seriously the issues I have been raising.
Thanks!
Mike

ORIGINAL

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
FAX: 414-271-0637
Cell: 414-406-1265
MikeCrosby@aol.com

RECEIVED
NOV 6 2012
D.G HENRY

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Sent by FedEx and Email November 6, 2012

Dear Mr. Tillerson:

Yesterday I sent you a letter with an accompanying shareholder resolution. With this letter I now withdraw that resolution and submit as an attachment the new resolution, along with this letter.

On June 30, 2012, through David S. Rosenthal, I sent you an email noting my concern about your remarks June 27 at the Council on Foreign Relations. There you acknowledged the contribution of fossil fuel burning to climate change but said we would find engineering solutions to the problems associated with this. I have never received a response. This silence on the part of you and the Company has contributed to my decision to file the enclosed resolution with its concerns about the risks the Company may face for its policies and practices that are contributing to the climate disasters our nation now is experiencing and which Munich Re says will be continuing in the future.

This resolution echoes a key issue raised in our Province's resolution last year (which we withdrew to protect the resolution on emissions reduction goals): the findings of the IEA and MIT which presciently show the climate risks associated with continuing on the path of fossil fuels. As you know, I have been addressing these concerns at the last two annual meetings either inside or outside with Company executives. I've not received clear responses and explanations to my concerns.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this same stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 6, 2012.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As I noted, in yesterday's letter, I hope we might address the issues involved in a satisfactory way.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
enc.

ORIGINAL

WHEREAS, this shareholder resolution's proponents believe our nation's climate disasters are being aggravated by the country's over-dependence on fossil fuels. So do many insurance companies and scientific bodies. These disasters have created financial crises for many ranging from Texas and Midwest droughts to devastating storms in the East. Even before Hurricane Sandy, the world's largest reinsurance company, Munich Re, released "Severe Weather in North America" (October 10, 2012) linking brutal weather to human-caused climate change. After Sandy, a *Bloomberg Businessweek* cover featured a flooded city street under a banner headline: "It's Global Warming, Stupid." It declared: "To limit the costs of climate-related disasters, both politicians and the public need to accept how much they're helping to cause them" (November 5-11, 2012). Because of ExxonMobil's ongoing efforts to influence public policy promoting fossil fuel sourcing, this resolution's proponents believe the *Businessweek* statement applies to ExxonMobil; this may open the Company to reputational and/or other financial risks negatively impacting shareholder value.

Through its lobbying and trade associations ExxonMobil fights efforts to stop subsidies for fossil fuels or balance these with alternative energy subsidies. During the 2012 elections, *The Wall Street Journal* reported ExxonMobil was part of an industry effort "to persuade a majority of Americans to support expanded oil drilling, hydraulic fracturing and pipeline construction including the Keystone XL Pipeline" (October 26, 2012). Before that (September 14, 2012), *The New York Times* stated: "with nearly two months before Election Day on Nov. 6, estimated spending on television ads promoting coal and more oil and gas drilling or criticizing clean energy has exceeded $153 million" in 2012. It stated: "The American Petroleum Institute, backed by the nation's largest oil and gas companies," was the top energy spender. As of this resolution's filing, ExxonMobil has not responded to shareholder requests that it address its financial involvement in this campaign.

Recently this resolution's main proponent has asked XOM to address the critical climate consequences from continued fossil fuel usage following data conclusions from the International Energy Agency and Massachusetts Institute of Technology. ExxonMobil has not adequately addressed these conclusions. Instead, while acknowledging global warming and fossil fuel's contribution to climate change, Rex Tillerson stated June 27, 2012: "We have spent our entire existence adapting. We'll adapt." He argued: "it's an engineering problem and there will be an engineering solution."

Because no "engineering solution" from ExxonMobil or others offers us remediation of the "engineering problems" arising from the fossil fuel aggravated climate change crises *we already face now . . .*

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Consequences Task Force with a majority of outside business, insurance and climate change experts to study how ExxonMobil should factor climate change into its models for measuring, pricing, and distributing risk if it continues using its current business model that depends almost exclusively on fossil fuel production. Barring competitive information, it shall share its conclusions with requesting shareholders and citizens at reasonable cost by January 1, 2014.

RECEIVED

NOV 6 2012

D. G. HENRY

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Robert A. Luettgen
Assistant Secretary

ExxonMobil

November 16, 2012

VIA UPS – OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning a climate change report, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order (the "Proponent") in connection with ExxonMobil's 2013 annual meeting of shareholders. However, as noted in your November 6, 2012 email, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is November 5, 2012, which is the date the first version of the Proposal was accepted by the overnight delivery service.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted to ExxonMobil (November 5, 2012).

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2012); or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2012).

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted (November 5, 2012). The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted (November 5, 2012), the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to proxy@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in continuing our discussion on this proposal and will contact you in the near future.

Sincerely,



RAL/ljg

Enclosures

charles **SCHWAB**

2423 E. Limcoln Drive
Phoenix, AZ 85306

RECEIVED
NOV 16 2012
G.R. GLASS

November 5, 2012

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 held at least $ 2000.00 of ExxonMobil Corporation stock for at least one continuous year. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2013 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you



Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

From: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
Sent: Wednesday, December 05, 2012 09:05 AM
To: Rosenthal, David S
Subject: Re: Withdrawal

Dear David,
Thanks for accepting our withdrawal request.
Please see the attached filing letter and different resolution for consideration at the next annual meeting.
Mike

In a message dated 12/5/2012 7:39:22 A.M. Central Standard Time, david.s.rosenthal@exxonmobil.com writes:

> Msg Class:Unclassified
>
> Mike,
> Thanks for the note. We will accept your withdrawal request. I look forward to discussing Sister Pat Daly's proposal with all of the interested stakeholders. We continue to make progress with regard to emissions and I hope you will find our 2012 performance a continued step in the right direction.
>
> ---
>
> **From**: MikeCrosby@aol.com [mailto:MikeCrosby@aol.com]
> **Sent:** Wednesday, December 05, 2012 07:29 AM
> **To:** Rosenthal, David S
> **Cc:** pdaly@tricri.org <pdaly@tricri.org>; ehowley70@yahoo.com <ehowley70@yahoo.com>; jbyron@ipjc.org <jbyron@ipjc.org>; kcoll@che.org <kcoll@che.org>; snmika2010@gmail.com <snmika2010@gmail.com>; JOLT.CRC@comcast.net <JOLT.CRC@comcast.net>; Kennyosf@aol.com <Kennyosf@aol.com>; nnash@osfphila.org <nnash@osfphila.org>
> **Subject**: Withdrawal
>
> Dear David,
> Sister Pat Daly has informed me that she has filed an adaptation of last year's emissions reduction resolution. I think both of us had hoped that ExxonMobil would not be receiving it because it would have taken public action, as she suggested at last year's AGM, to make such a resolution unnecessary.

Mindful of last year's XOM challenge, to make sure that the emissions resolution has priority in terms of filing, I hereby withdraw the resolution I filed on November 5 (with an adaptation of it November 6) on behalf of my Province of St. Joseph of the Capuchin Order.

I am also aware of your letter of November 29, 2012 to Sister Ethel Howley, SSND. In it you stated: "In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal." In a follow-up conversation about this with David Henry on November 30, I made it clear that I did have such authority to act on behalf of all the co-filers. He said he accepted my role in doing this. This thus fulfilled the next sentence of your letter to Sister Ethel Howley in which you stated: "Unless the lead filer can represent that it holds such authority on behalf of all co-filers . . it will be difficult for us to engage in productive dialogue concerning this proposal." When I asked if everything was now understood between he (David Henry) on the part of ExxonMobil and me on the part of all co-filers regarding my role as coordinator of the co-filers, acting on their behalf, he said everything was understood to be so.

In this light I also inform you by this letter that my withdrawal of our resolution hereby includes any and all co-filers, including the School Sisters of Notre Dame Cooperative Investment Fund and any other entities that indicated they might file but which I may not yet be informed.

Thanks!

Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order.

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
FAX: 414-375-7142

David S Rosenthal, Vice President, Investor Relations and Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Sent by FedEx and Email December 5, 2012

Dear David:

Thank you for your email accepting the withdrawal of our resolution submitted November 5, 2012 and then rewritten and submitted November 6, 2012. We do not want to do anything that might not highlight the need for creating emission reduction targets for ExxonMobil, as the resolution requests.

This notwithstanding, we believe that ExxonMobil, along with all companies, will soon be finding itself in a critical risk situation given the ever-increasing data indicating problems connected with climate change. Hence the attached resolution.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this same stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 5, 2012. This resolution is being filed jointly by the Province of St. Joseph of the Capuchin Order and the Reynolds Foundation.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Echoing what you wrote about dialogue related to the emissions reduction, I hope we might be able to find ways to address the concerns in this resolution in a way that would lead us to find the issue resolved in a satisfactory way.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
enc.

RECEIVED
DEC 06 2012
D. G. HENRY

RECEIVED

DEC 06 2012

D. G. HENRY

ExxonMobil Climate Risk

WHEREAS, ExxonMobil's 2012 Energy Outlook projects increases in global energy demand by 30% by 2040 compared to 2010, including continuing increases in carbon dioxide (CO2) emissions until 2030. The same Report also outlines the Company's commitment to continue until 2040 its present business model focusing almost exclusively on the production and marketing of fossil fuels. However, the Report does not describe how ExxonMobil will address the multiple physical and societal risks we face from a changing climate.

However, the risks noted below associated with such dependency on fossil fuels are increasingly evident:

The OECD's report "Environmental Outlook to 2050: The Consequences of Inaction" states that: "without more ambitious policies, the Baseline projects that atmospheric concentrations of GHGs would reach almost 685 parts per million (ppm) CO2-equivalents by 2050. This is well above the concentration level of 450 ppm required to have at least a 50% chance of stabilizing the climate at a 2-degree Celsius global average temperature increase."

The 2012 Special Report of the International Panel on Climate Change "Managing the Risks of Extreme Events and Disasters to Advance Climate Change Adaptation" states: "The character and severity of impacts from climate extremes depend not only on the extremes themselves but also on exposure and vulnerability. ...Disaster risk management and adaptation to climate change focus on reducing exposure and vulnerability and increasing resilience to the potential adverse impacts of climate extremes, even though risks cannot fully be eliminated."

Similar data from the International Energy Agency and Massachusetts Institute of Technology also warn of significant consequences stemming from continued fossil fuel burning. Similarly, before Hurricane Sandy, the world's largest reinsurance company, Munich Re, linked severe weather to human-caused climate change.

After Superstorm Sandy, a *Bloomberg Businessweek* cover featured a flooded city street under a banner headline declaring: "It's Global Warming, Stupid." It declared: "To limit the costs of climate-related disasters, both politicians and the public need to accept how much they're helping to cause them" (November 5-11, 2012).

While acknowledging global warming and fossil fuel's contribution to climate change, CEO Rex Tillerson stated (06.27.12): "We have spent our entire existence adapting. We'll adapt." He argued: "it's an engineering problem and there will be an engineering solution." As a country we do not have "engineering solutions" at hand for the climate change crisis the nation already faces; yet the urgency to act is now.

RESOLVED: ExxonMobil shareholders request that a committee of independent members of the Board of Directors review the exposure and vulnerability of our company's facilities and operations to climate risk and issue a report to shareholders (at reasonable cost and omitting proprietary information) that reviews and estimates the costs of the disaster risk management and adaptation steps the company is taking, and plans to take, to reduce exposure and vulnerability to climate change and to increase resilience to the potential adverse impacts of climate extremes.

charles **SCHWAB**

2423 E. Limcoln Drive
Phoenix, AZ 85306

RECEIVED
DEC 06 2012
D.G. HENRY

December 5, 2012

David S Rosenthal, Vice President, Investor Relations and Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of ExxonMobil common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2013 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you



Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

Charles Schwab & Co. Inc.
2423 E. Lincoln Drive
Mailstop Peak-01-B571A
Phoenix AZ 85016
Attn: Reorg Dept

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving,TX 75039-2298

Robert A. Luettgen
Assistant Secretary

ExxonMobil

December 11, 2012

VIA UPS – OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Office
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning a report on climate risk, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order in connection with ExxonMobil's 2013 annual meeting of shareholders. By copy of a letter from Charles Schwab & Co. Inc. share ownership has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,



RAL/grg

c: DSR

School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

November 6, 2012

RECEIVED
NOV 20 2012
D.G HENRY

RECEIVED BY
OFFICE OF THE CHAIRMAN
NOV 19 2012 -9
Routed For Action to: Jeanine Gilbert
Information Copy to:

Rex Tillerson, Chairman and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
Dear Mr. Tillerson:

The **School Sisters of Notre Dame Cooperative Investment Fund** has been a shareholder in Exxon Mobil Corporation for several years. We continue to be most grateful for dialogue opportunities on the various issues and concerns that have brought us together in these dialogues. One of our present concerns relates to the risks the Company may face for its policies and practices that are contributing to the climate disasters our nation is experiencing now.

This resolution which I am co-filing with *The Province of St. Joseph of the Capuchin Order* echoes a key issue raised in the findings of the IEA and MIT which presciently show the climate risks associated with continuing on the path of fossil fuels.

The School Sisters of Notre Dame Cooperative Investment Fund has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this same stock through next year's annual meeting. . A representative of the filers will attend the shareholders meeting to move the proposal. We hope that the company will be willing to dialogue with us about this proposal. Please note that the contact person for this proposal will be: Rev. Michael H. Crosby, O.F.M.Cap. ,1015 North Ninth Street, Milwaukee WI 53233, FAX: 414-271-0637, Cell: 414-406-1265 MikeCrosby@aol.com

As Social Responsibility Resource Person of the Fund, I am authorized to co-file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Sincerely yours,

Ethel M. Howley, SSND

Ethel Howley, SSND
Social Responsibility Resource Person

Climate Risks
Exxon Mobil 2013

WHEREAS, this shareholder resolution's proponents believe our nation's climate disasters are being aggravated by the country's over-dependence on fossil fuels. So do many insurance companies and scientific bodies. These disasters have created financial crises for many ranging from Texas and Midwest droughts to devastating storms in the East. Even before Hurricane Sandy, the world's largest reinsurance company, Munich Re, released "Severe Weather in North America" (October 10, 2012) linking brutal weather to human-caused climate change. After Sandy, a *Bloomberg Businessweek* cover featured a flooded city street under a banner headline: "It's Global Warming, Stupid." It declared: "To limit the costs of climate-related disasters, both politicians and the public need to accept how much they're helping to cause them" (November 5-11, 2012). Because of ExxonMobil's ongoing efforts to influence public policy promoting fossil fuel sourcing, this resolution's proponents believe the *Businessweek* statement applies to ExxonMobil; this may open the Company to reputational and/or other financial risks negatively impacting shareholder value.

Through its lobbying and trade associations ExxonMobil fights efforts to stop subsidies for fossil fuels or balance these with alternative energy subsidies. During the 2012 elections, *The Wall Street Journal* reported ExxonMobil was part of an industry effort "to persuade a majority of Americans to support expanded oil drilling, hydraulic fracturing and pipeline construction including the Keystone XL Pipeline" (October 26, 2012). Before that (September 14, 2012), *The New York Times* stated: "with nearly two months before Election Day on Nov. 6, estimated spending on television ads promoting coal and more oil and gas drilling or criticizing clean energy has exceeded $153 million" in 2012. It stated: "The American Petroleum Institute, backed by the nation's largest oil and gas companies," was the top energy spender. As of this resolution's filing, ExxonMobil has not responded to shareholder requests that it address its financial involvement in this campaign.

Recently this resolution's main proponent has asked XOM to address the critical climate consequences from continued fossil fuel usage following data conclusions from the International Energy Agency and Massachusetts Institute of Technology. ExxonMobil has not adequately addressed these conclusions. Instead, while acknowledging global warming and fossil fuel's contribution to climate change, Rex Tillerson stated June 27, 2012: "We have spent our entire existence adapting. We'll adapt." He argued: "it's an engineering problem and there will be an engineering solution."

Because no "engineering solution" from ExxonMobil or others offers us remediation of the "engineering problems" arising from the fossil fuel aggravated climate change crises *we already face now . . .*

RESOLVED: shareholders request ExxonMobil's Board of Directors create a Climate Consequences Task Force with a majority of outside business, insurance and climate change experts to study how ExxonMobil should factor climate change into its models for measuring, pricing, and distributing risk if it continues using its current business model that depends almost exclusively on fossil fuel production. Barring competitive information, it shall share its conclusions with requesting shareholders and citizens at reasonable cost by January 1, 2014.



STATE STREET

801 Pennsylvania Avenue
Kansas City, MO 64105
Telephone: (816) 871-4100

www.statestreet.com

November 6, 2012

Sister Ethel Howley
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897-3898

Re: School Sisters of Notre Dame Cooperative Investment Fund Directed Investment – 11CJ

Dear Sister Ethel:

This is to confirm that the following security is held in the above referenced account:

Security	**Shares**	**Acquisition Date**
Exxon Mobil Corp	100	6/20/2003

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you have any questions or need additional information, please call me at (816) -871-7207.

Sincerely,

Jessica Baker

Jessica Baker
Client Service Officer
Specialized Trust Services

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298


ExxonMobil

November 29, 2012

VIA UPS – OVERNIGHT DELIVERY

Ms. Ethel Howley, SSND
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897

Dear Ms. Howley:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the School Sisters of Notre Dame Cooperative Investment Fund the proposal previously submitted by the Province of St. Joseph of the Capuchin Order concerning a Climate Change Report in connection with ExxonMobil's 2013 annual meeting os shareholders. By copy of a letter from State Street, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Dave Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

c: Rev. Michael H. Crosby

From: Ethel Howley <ehowley70@yahoo.com>
Sent: Friday, December 07, 2012 9:18 AM
To: Rosenthal, David S
Cc: Michael Crosby
Subject: Resolution

Mr. David S. Rosenthal:

This is to inform you that, with this communication, I hereby withdraw the shareholder resolution I had agreed to co-file with the Province of St. Joseph of the Capuchin Order in my letter to ExxonMobil of November 6, 2012.

Thank you,

Ethel Howley, SSND
Social Responsibility Resource Person
School Sisters of Notre Dame Cooperative Investment Fund
345 Belden Hill Road
Wilton, CT 06897 - 3898

Phone: 203 -762-3318
Fax: 203 -762-4120

GIBSON DUNN

EXHIBIT C

Table of Contents

NOTICE OF 2011 ANNUAL MEETING AND PROXY STATEMENT

ExxonMobil

April 13, 2011

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 25, 2011, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Advisory votes on executive compensation and on the frequency of future advisory votes on executive compensation as required by law;
- Eight shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2011, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting and proxy statement. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Financial information is provided separately in the booklet, 2010 Financial Statements and Supplemental Information, enclosed with proxy materials available to all shareholders.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com*.

Sincerely,



David S. Rosenthal
Secretary



Rex W. Tillerson
Chairman of the Board

Table of Contents

Unconventional gas resources can be developed in a manner that protects human health and the environment. The hydraulic fracturing technique itself poses little risk to groundwater because it occurs thousands of feet below groundwater sources. Sound practices concerning well design and construction, water management, air emissions, and surface impacts exist and must be followed to minimize adverse environmental impacts and meet community expectations. ExxonMobil has had detailed guidelines in place since 1998 for the assessment and mitigation of potential environmental impacts. In the case of hydraulic fracturing, these assessments inform drilling plans, well design, and permit applications.

Hydraulic fracturing is highly regulated at the state level to effectively protect drinking water wells and groundwater aquifers. We believe state-level oversight of oil and gas operations, including hydraulic fracturing, is the most effective approach for protecting human health and the environment since it best accounts for local geology and other local factors.

We strive to understand, discuss, and appropriately address community concerns with our operations. A vital component of building community trust is transparency of operations, and we support the disclosure of the ingredients used in hydraulic fracturing fluids, including on a site-specific basis. We have worked with industry associations and state government entities to develop a Web-based, publicly accessible disclosure system.

Water use is an important element to unconventional gas development. We are demonstrating leadership in our operations through the reuse of produced water to reduce freshwater requirements. In Piceance, Colorado, we reduced freshwater use by 45 percent, and associated water truck traffic by 90 percent. Our XTO operations in the Marcellus region are deploying closed loop systems for drilling fluids, and installing treatment systems in some areas to enable us to recycle flowback and produced water.

ITEM 11 – REPORT ON ENERGY TECHNOLOGY

This proposal was submitted by the Province of St. Joseph of the Capuchin Order, 1015 North Ninth Street, Milwaukee, WI 53233, as lead proponent of a filing group.

"**WHEREAS**, ExxonMobil has discussed an approach to 'energy sustainability' that balances economic growth, social development and environmental integrity 'so that future generations are not compromised by actions taken today' (2009 Corporate Citizenship Report). However, by its ongoing commitment to continued concentration on fossil fuel production, it shows its dependency on energy-sourcing that undermines the possibility of ever achieving this goal. The proponents of this resolution believe sustainability means, in effect, that we don't take from the earth what we can't return. They see energy sustainability as involving a kind of 'Golden Rule' wherein we do not use up the earth's non-renewable resources in ways that will jeopardize its future. They believe the Company's words about sustainability must be accompanied by concrete metrics and goals toward achieving it.

In its 2009 World Energy Outlook, the International Energy Agency warned about the 'dangerous increase in global temperatures and sharply higher oil and gas bills for consuming nations' if the world doesn't change its present fossil fuel-based energy economy. It stated: 'Continuing on today's energy path . . . would mean rapidly increasing dependence on fossil fuels, with alarming consequences for climate change and energy security.' It said 'the world is now on track for a six-degree-Celsius increase in global temperatures by later in this century' and that, in order to ensure that global temperatures be 'around two degrees Celsius above pre-industrial levels . . . demand for fossil fuels would have to peak by 2020' (*WSJ* 11.11.09).

Despite the IEA concern, ExxonMobil is committed to 'continuing on today's energy path.' XOM's *Outlook for Energy: A View to 2030* mentions nothing about changing its energy mix so that 'demand for fossil fuels' will decline after 2020. Instead its future depends on *increased demand* for fossil fuels in ways that peer-reviewed scientists demonstrate will be simply *unsustainable* for people and our planet.

Another negative impact undermining the possibility that XOM's present approach reflects sustainability involves societal health. Besides harming the environment, burning XOM's fossil fuels contributes to health expenditures. According to the National Academy of Sciences, burning fossil fuels costs the United States about $120 billion a year in health expenses, mostly because of thousands of premature deaths from air pollution (*NYT*, 10.20.09).

Meanwhile, unlike XOM, many companies are finding a 'fiduciary' and 'business case' for developing clear metrics and goals vis-à-vis sustainability. They find it in their corporate interest to concretely pursue sustainability as a goal impacting all their operations and products, given rising populations making greater demand on traditional energy sources like fossil fuels.

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee of independent and Company experts in climate and technology to make recommendations and report to shareholders within six months of the annual meeting (barring competitive information and disseminated at a reasonable expense), on how ExxonMobil, within reasonable timeframes, can become the recognized industry leader in developing and making available the necessary technology and products to become an environmentally sustainable energy company at every level of its operation."

The Board recommends you vote AGAINST this proposal for the following reasons:

As part of its normal business, ExxonMobil actively and routinely communicates regarding research and commercialization of energy technologies; consequently, the Board sees no need to publish a separate report.

ExxonMobil's research and development seeks to extend energy supplies, reduce emissions, and improve efficiency of existing technologies. In addition, our research is laying the foundation and seeking breakthroughs for advanced technologies with far lower emissions and enhanced performance for the future.

These objectives squarely address the twin sustainability challenges of supplying energy affordably, especially to nearly two billion people without access to commercial energy today, as well as managing long-term climate risks.

ExxonMobil maintains industry-leading research and development capabilities including proprietary research, as well as financial support and collaborations with leading academic, business, and government laboratories. Technology applications and research include efforts to expand the resource base for clean-burning natural gas, investigations of algae for advanced renewable biofuels, utilization of carbon capture and storage to reduce emissions, and approaches to use energy more efficiently in operations and a variety of end uses.

Analyses by the International Energy Agency and others continue to find that shifts to technologies with lower emissions will require decades of research and massive investment to achieve significant global deployment. Meanwhile oil and gas will remain major sources of energy for decades and will be essential to meet growing demand, especially in developing nations.

ExxonMobil's Web site, under the "*energy & technology*" tab, provides extensive discussion of the Company's views and efforts on various technology options to enhance energy supplies, use energy more efficiently, and reduce emissions to manage risks of climate change. Additional information is also available in executive speeches and the *Corporate Citizenship Report*.

ITEM 12 – GREENHOUSE GAS EMISSIONS GOALS

This proposal was submitted by the Sisters of St. Dominic of Caldwell New Jersey, 40 South Fullerton Avenue, Montclair, NJ 07042, as lead proponent of a filing group.

"WHEREAS:

The U.S. Securities and Exchange Commission issued new interpretative guidance in February 2010 clarifying what publicly traded companies should disclose regarding 'climate risk.'

GIBSON DUNN

EXHIBIT D

[Table of Contents](#)

[Index to Financial Statements](#)

**NOTICE OF 2009
ANNUAL MEETING
AND PROXY STATEMENT**

ExxonMobil

April 13, 2009

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 27, 2009, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of PricewaterhouseCoopers LLP as independent auditors;
- Eleven shareholder proposals contained in this proxy statement; and,
- Other matters if properly raised.

Only shareholders of record on April 6, 2009, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com.*

Sincerely,



David S. Rosenthal
Secretary



Rex W. Tillerson
Chairman of the Board

research to identify and develop technologies that improve the efficient use of its products. For example, over the past two years, ExxonMobil announced the development of a new technology for on-board hydrogen reforming to power fuel cell vehicles, deployment of new battery separator films for use in lithium-ion batteries in hybrid and electric vehicles, and a major pilot project to demonstrate a more efficient means to capture carbon dioxide from produced gas.

As described by ExxonMobil, the International Energy Agency, and others, even with the introduction of significant future improvements in energy efficiency, absolute greenhouse gas emissions will continue to increase in coming years to meet growing global energy demand.

As ExxonMobil seeks to increase production of oil and gas to meet growing global energy demand and to maintain leadership in return to shareholders, the Company will continue to take steps to improve efficiency, reduce emissions, and contribute to effective long-term solutions to manage climate risks.

ITEM 12 – CLIMATE CHANGE AND TECHNOLOGY REPORT

This proposal was submitted by Ms. Neva Rockefeller Goodwin, 30 Rockefeller Plaza, Room 5600, New York, NY 10112, as lead proponent of a filing group.

"Resolved: *Shareholders ask Exxon Mobil Corporation's ('ExxonMobil's') Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that 'It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit.'

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: 'The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most'. As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and 'clean' technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

Table of Contents

Index to Financial Statements

We urge shareholders to vote for this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The information requested on possible climate impacts and on ExxonMobil's views and actions on global climate change is widely available in existing publications, including authoritative third-party assessments, that have been widely disseminated and provided to the proponent. In view of the extensive, up-to-date information readily available, the Board does not believe an additional report is warranted.

Authoritative assessments of the impacts of climate change are publicly available, most notably in the recently published *Fourth Assessment Report of the Intergovernmental Panel on Climate Change* (IPCC, 2007), an effort in which ExxonMobil scientists directly participated. The IPCC Report includes a 900-page volume on *Impacts and Adaptation* that discusses impacts and vulnerability of society and ecosystems to future climate change.

ExxonMobil continues to share our views on society's requirements for future energy, the role of technology and policy options to limit greenhouse gas emissions, and ExxonMobil's actions to address climate risks – most recently in *The Outlook for Energy: A View to 2030* (available on our Web site). Additional perspectives are available in ExxonMobil's *Corporate Citizenship Report.*

Meeting growing energy demand will require navigating a host of risks – commercial, technological, political, and regulatory – as well as those associated with increased greenhouse gas emissions. The *Outlook* provides a comprehensive discussion of ExxonMobil's actions to reduce greenhouse gas emissions in its own operations and the steps we are taking to promote efficiency in the use of our products by customers. These actions include both research and development to create innovative technologies and steps to commercialize them.

ITEM 13 – RENEWABLE ENERGY POLICY

This proposal was submitted by Mr. Stephen Viederman, 135 East 83rd Street, 15A, New York, NY 10028, as lead proponent of a filing group.

"Resolved: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010.

In May 2008 the Board recommended voting against this resolution: 'The Corporation is investing at record levels in its traditional oil and gas development projects and is actively involved in research on alternative energy technologies', concluding: 'This proposal is *unwarranted.*'

XOM Chair/CEO, Rex Tillerson acknowledges 'it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to *warrant* action – by individuals, by businesses, and by governments.' Warranted for some but not, apparently, others.

The activities noted in *Tomorrow's Energy* (which EXXON cited in January in its unsuccessful attempt to convince the SEC that it had already implemented the resolution) are individual research *projects* on *alternative* energy rather than *renewable* energy technologies, and certainly do not constitute a *policy* as requested.

No **policy statement** on renewable energy research, renewable energy development, or renewable energy sourcing, can be found on XOM's website.

XOM projects there will be growing demand for oil and gas until 2030.

The International Energy Agency (World Energy Outlook 2008) reflects 'We can be certain that the energy world will look a lot different in 2030 than it does today,' citing political and regulatory changes, projected higher prices for oil and gas, and the emergence of low-carbon energy technologies.

They observe, 'It is within the power of all governments, ... acting alone or together, to steer the world towards cleaner, cleverer and more competitive energy system. **Time is running out and the time to act is now.**'

GIBSON DUNN

EXHIBIT E

Table of Contents

Index to Financial Statements

**NOTICE OF 2008
ANNUAL MEETING
AND PROXY STATEMENT**

ExxonMobil

April 10, 2008

Dear Shareholder:

We invite you to attend the annual meeting of shareholders on Wednesday, May 28, 2008, at the Morton H. Meyerson Symphony Center, 2301 Flora Street, Dallas, Texas 75201. The meeting will begin promptly at 9:00 a.m., Central Time. At the meeting, you will hear a report on our business and vote on the following items:

- Election of directors;
- Ratification of independent auditors;
- Seventeen shareholder proposals; and,
- Other matters if properly raised.

Only shareholders of record on April 4, 2008, or their proxy holders may vote at the meeting. Attendance at the meeting is limited to shareholders or their proxy holders and ExxonMobil's guests. Only shareholders or their valid proxy holders may address the meeting.

This booklet includes the formal notice of the meeting, proxy statement, and financial statements. The proxy statement tells you about the agenda, procedures, and rules of conduct for the meeting. It also describes how the Board operates, gives information about our director candidates, and provides information about the other items of business to be conducted at the meeting.

Even if you own only a few shares, we want your shares to be represented at the meeting. You can vote your shares by Internet, toll-free telephone call, or proxy card.

To attend the meeting in person, please follow the instructions on page 3. A live audiocast of the meeting and a report on the meeting will be available on our Web site at *exxonmobil.com.*

Sincerely,



Henry H. Hubble
Secretary



Rex W. Tillerson
Chairman of the Board

Trends, Greenhouse Gas Emissions and Future Energy Options (2006) and our annual *Energy Outlook*. In particular, ExxonMobil supports efforts to improve energy efficiency and has provided information on actions that individuals can take through widely distributed opinion editorials.

ITEM 17 – CLIMATE CHANGE AND TECHNOLOGY REPORT

This proposal was submitted by Ms. Neva Rockefeller Goodwin, 30 Rockefeller Plaza, Room 5600, New York, NY 10112, as lead proponent of a filing group.

"Resolved: *Shareholders ask Exxon Mobil Corporation's ('ExxonMobil's') Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2009.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that 'It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit.'

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes AIG, Dupont and GE, in a November 30th, 2007 Communique: 'The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most'. As witnessed by the destruction brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and 'clean' technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal."

The Board recommends you vote AGAINST this proposal for the following reasons:

The information requested in this proposal on possible climate impacts and on ExxonMobil's views and actions on global climate change are already widely available in existing publications that have been provided to the proponent. In addition, the proponent and colleagues have extensively corresponded with directors and management representatives and personally have met with members of senior

GIBSON DUNN

EXHIBIT F

8-K 1 r8k053111.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2011

Exxon Mobil Corporation
(Exact name of registrant as specified in its charter)

New Jersey	**1-2256**	**13-5409005**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5959 LAS COLINAS BOULEVARD, IRVING, TEXAS 75039-2298
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(972) 444-1000**

____

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

The shareholders voted as set forth below on eight shareholder proposals:

Independent Chairman:		
Votes Cast For:	973,856,051	31.3%
Votes Cast Against:	2,134,798,268	68.7%
Abstentions:	37,146,254	
Broker Non-Votes:	887,303,160	
Report on Political Contributions:		
Votes Cast For:	638,051,878	23.6%
Votes Cast Against:	2,070,366,929	76.4%
Abstentions:	437,400,096	
Broker Non-Votes:	887,303,272	
Amendment of EEO Policy:		
Votes Cast For:	523,983,655	19.9%
Votes Cast Against:	2,104,101,942	80.1%
Abstentions:	517,762,677	
Broker Non-Votes:	887,302,693	
Policy on Water:		
Votes Cast For:	182,936,514	6.9%
Votes Cast Against:	2,450,745,370	93.1%
Abstentions:	512,218,286	
Broker Non-Votes:	887,259,836	
Report on Canadian Oil Sands:		
Votes Cast For:	725,891,944	27.1%
Votes Cast Against:	1,956,232,686	72.9%
Abstentions:	463,724,868	
Broker Non-Votes:	887,302,693	
Report on Natural Gas Production:		
Votes Cast For:	713,858,047	28.2%
Votes Cast Against:	1,820,099,043	71.8%
Abstentions:	611,882,012	
Broker Non-Votes:	887,303,693	
Report on Energy Technology:		
Votes Cast For:	161,083,010	6.1%
Votes Cast Against:	2,473,137,404	93.9%
Abstentions:	511,678,837	
Broker Non-Votes:	887,259,836	
Greenhouse Gas Emissions Goals:		
Votes Cast For:	679,861,487	26.5%
Votes Cast Against:	1,882,879,592	73.5%
Abstentions:	583,147,528	
Broker Non-Votes:	887,259,836	

(d)

ExxonMobil will include an advisory vote on executive compensation in its proxy materials annually until the next required vote on the frequency of shareholder votes on the compensation of executives.